==============================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 36)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


==============================================================================

                                  SCHEDULE TO

            This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares
("Shares") of common stock, par value $0.50 per share, of Willamette
Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating
Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

            Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.    ADDITIONAL INFORMATION.

            On May 22, 2001, Weyerhaeuser sent a letter to shareholders of Willamette regarding the election of directors at Willamette's 2001 annual meeting of shareholders. The text of a press release issued by Weyerhaeuser on May 22, 2001 is filed as Exhibit (a)(5)(GG) hereto.

ITEM 12.    EXHIBITS.

(a)(5)(GG)  Press release issued by Weyerhaeuser Company on May 22, 2001.

                                  SIGNATURES

            After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                           by

                                                 /s/ STEVEN R. ROGEL
                                               -------------------------------
                                               Name:  Steven R. Rogel
                                               Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                                 /s/ STEVEN R. ROGEL
                                               -------------------------------
                                               Name:  Steven R. Rogel
                                               Title: President and Chief
                                                      Executive Officer


           Dated: May 22, 2001

                                 EXHIBIT INDEX



Exhibit        Description
-------        -----------

(a)(5)(GG)     Press release issued by Weyerhaeuser Company on May 22, 2001.

                                                            Exhibit (a)(5)(GG)


                                                   [Weyerhaeuser Company logo]

     NEWS RELEASE

     For Immediate Release


             WEYERHAEUSER SENDS LETTER TO WILLAMETTE SHAREHOLDERS


     FEDERAL WAY, Wash., May 22, 2001 - Weyerhaeuser Company (NYSE: WY) today sent the following letter to shareholders of Willamette Industries, Inc. (NYSE: WLL):

     May 22, 2001

     Dear Willamette Shareholder:


     The Willamette board has undertaken a six-month effort to prevent Weyerhaeuser from consummating our tender offer and delivering premium value to you, the Willamette shareholders. At Willamette's long-delayed annual meeting on June 7th, you will have an opportunity to send a message to the Willamette board that they cannot ignore. You will be able to elect directors who are committed to maximizing value for shareholders NOW. We believe the only way to facilitate the proposed combination is to vote the GOLD proxy card FOR the election of the Weyerhaeuser nominees.

      WILLAMETTE REFUSES TO DISCUSS THE POSSIBILITY OF AN INCREASED PRICE
                               WITH WEYERHAEUSER

     William Swindells, chairman of Willamette, and his board have refused to negotiate or even discuss with Weyerhaeuser the details of our offer to acquire Willamette or our willingness to pay an increased price. We think that the Willamette board has made it crystal clear that the company they have been entrusted to manage for you is simply not for sale, at any price.

     IF WILLAMETTE IS PREPARED TO NEGOTIATE A DEFINITIVE MERGER AGREEMENT PROMPTLY, WEYERHAEUSER IS WILLING TO INCREASE ITS OFFER ABOVE $50 PER SHARE. Meanwhile, William Swindells, his board and management continue to hide behind a staggered board and poison pill. Now is the time for Willamette shareholders to take control of their company to maximize the value of their shares.

             IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED WE WILL
                              WITHDRAW OUR OFFER

     If the Weyerhaeuser slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, we intend to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.


                                    -more-

                    SEND A MESSAGE TO THE WILLAMETTE BOARD
                         DON'T DELAY--VOTE GOLD TODAY

     You deserve a board of directors that will act in your best interests. We are seeking your support for the election of our three nominees to Willamette's board at the Willamette Annual Meeting. Please vote FOR the election of the Weyerhaeuser nominees on your GOLD proxy card.


                                        Very truly yours,

                                        /s/ Steven R. Rogel

                                        Steven R. Rogel
                                        Chairman, President and
                                        Chief Executive Officer

    ----------------------------------------------------------------------
   | Whether or not you plan to attend the 2001 Annual Meeting, we urge   |
   | you to vote FOR the election of the Weyerhaeuser nominees by         |
   | signing, dating and returning the enclosed GOLD proxy card TODAY.    |
   |                                                                      |
   | "STREET-NAME" HOLDERS                                                |
   |  --------------------                                                |
   | Remember, if you hold your Willamette shares with a brokerage firm | | or bank, only they can exercise voting rights with respect to your |
   | shares and only upon receipt of your specific instructions.          |
   | Accordingly, it is critical that you promptly contact the person | | responsible for your account and give instructions to vote the GOLD |
   | proxy card FOR the election of the Weyerhaeuser nominees.            |
   |                                                                      |
   | WILLAMETTE EMPLOYEES                                                 |
   | --------------------                                                 |
   | If you are a participant in the Willamette Industries Stock Purchase | | Plan (THE 401K PLAN), only the Plan Trustee, Wells Fargo Bank, N.A., | | can vote your shares. You may direct the Plan Trustee how to vote | | your shares by signing, dating and returning the GOLD instruction | | form provided by the Plan Trustee. Completed instructions must be | | received by the Plan Trustee at the address set forth in the GOLD | | instruction form no later than the close of business on May 25, 2001 | | for your vote to be counted. If you need a new GOLD instruction form | | or have any questions about how to instruct the Plan Trustee or | | whether your voting instructions have been received, please contact | | the Willamette Industries Stock Purchase Plan Information Agent, | | D.F. King & Co., Inc., at 1-800-207-3155 (toll-free). REMEMBER, YOUR |
   | INSTRUCTIONS TO THE PLAN TRUSTEE ARE COMPLETELY CONFIDENTIAL.        |
   |                                                                      |
   |                                                                      |
   | IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR | | DELIVERING YOUR PROXY OR VOTING INSTRUCTIONS, PLEASE CALL OUR PROXY |
   | SOLICITOR, INNISFREE M&A INCORPORATED, AT 1-877-750-5838             |
   | (TOLL-FREE).                                                         |
    ----------------------------------------------------------------------


                                    -more-

     IMPORTANT INFORMATION

     Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

     Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.


     Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

     Weyerhaeuser contacts:

     ANALYSTS                                                  MEDIA
     Kathryn McAuley        Joele Frank / Jeremy Zweig         Bruce Amundson
     Weyerhaeuser           Joele Frank, Wilkinson             Weyerhaeuser
     (253) 924-2058         Brimmer Katcher                    (253) 924-3047
                            (212) 355-4449